

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2022

Neil Johnston
Chief Financial Officer
Cushman & Wakefield plc
125 Old Broad Street
London, United Kingdom EC2N 1 AR

> **Re: Cushman & Wakefield plc**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on February 25, 2022**
> **File No. 001-38611**

Dear Neil Johnston:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Laurie Sayed